UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MMODAL INC.

(Name of Subject Company)

LEGEND ACQUISITION SUB, INC.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

LEGEND PARENT, INC.

(Name of Filing Person (Parent of Offeror))

ONE EQUITY PARTNERS V, L.P.

(Name of Filing Person (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Gregory A. Belinfanti

Christian Ahrens

Legend Acquisition Sub, Inc.

c/o One Equity Partners V, L.P.

320 Park Avenue

New York, New York 10022

Telephone: (212) 277-1500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Derek Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500 Fax: (212) 698-3599

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$831,315,758	$95,268.78

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 57,067,956 shares of common stock, par value $0.10, of MModal Inc. outstanding (including shares of restricted common stock) multiplied by the offer price of $14.00 per share, (ii) 1,776,421 shares of common stock, par value $0.10, of MModal Inc., issuable pursuant to outstanding options multiplied by the offer price of $14.00 per share, and (iii) 535,320 outstanding restricted stock units multiplied by the offer price of $14.00 per share. The calculation of the filing fee is based on information provided by MModal Inc. as of July 12, 2012.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $95,268.78	Filing Party: Legend Acquisition Sub, Inc.
Form or Registration No.: SC TO-T	Date Filed: July 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2012 (which, together with this Amendment, Amendment No. 1, filed on July 24, 2012, Amendment No. 2, filed on July 25, 2012, Amendment No. 3, filed on July 27, 2012, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). The Schedule TO relates to the tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (the “Parent”), for all of the outstanding common stock, par value $0.10 per share (“Shares”), of MModal Inc., a Delaware corporation (“MModal”), at a price of $14.00 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 17, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9, 11 and 12 as reflected below.

Items 1 through 9.

Regulation M-A Items 1001-1009

Items 1 through 9 of this Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The following paragraphs are hereby added to Items 1 and 4 of the Schedule TO:

“On August 2, 2012, the Parent, the Purchaser and MModal entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”).

The Merger Agreement Amendment provides that the Financing Proceeds Condition is deleted. The Merger Agreement Amendment also provides that the Purchaser will have the right in its sole discretion to extend (or re-extend) the Offer beyond any then-scheduled expiration of the Offer for one or more periods, in consecutive increments of up to ten business days each, the length of each such period to be determined by the Parent in its sole discretion (or such longer period as the Parent and MModal may mutually agree) to the extent all of the conditions to the Offer have been satisfied or waived and the Debt Financing has not been received by the Parent (either directly or through its subsidiaries) and the lenders party to the Debt Commitment Letter have not definitively and irrevocably confirmed to the Parent and the Purchaser that the Debt Financing in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter.”

The first sentence of the second paragraph on the cover page to the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2012, as amended August 2, 2012 (as it may be further amended from time to time, the “Merger Agreement”), by and among the Parent, the Purchaser and MModal.”

The first sentence of the third paragraph beginning on the cover page is hereby amended and restated in its entirety as follows:

“The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition (as described below), (ii) the HSR Condition (as described below) and (iii) the Governmental Authority Condition (as described below).”

The third sentence of the third paragraph beginning on the cover page is hereby deleted in its entirety.

The second sentence under the question of the Summary Term Sheet entitled “Is there an agreement governing the Offer?” is hereby amended and restated as follows:

“The Parent, the Purchaser and MModal have entered into an Agreement and Plan of Merger, dated as of July 2, 2012, as amended August 2, 2012 (as it may be further amended from time to time, the “Merger Agreement”).”

The second sentence of the first paragraph under the question of the Summary Term Sheet entitled “Is your financial condition relevant to my decision to tender my Shares in the Offer?” is hereby amended and restated as follows:

“The Purchaser believes that the financial condition of the Parent, the Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) the Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) we have received an Equity Financing commitment and a Debt Financing commitment in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer, (iv) the Offer is not subject to any financing condition and (v) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.”

The “and” at the end of the second bullet point in the question of the Summary Term Sheet entitled “Can the Offer be extended and under what circumstances?” is hereby deleted and the “.” at the end of the third bullet point in the same question is hereby deleted and replaced with “; and”.

The following bullet point is added after the third bullet point in the question of the Summary Term Sheet entitled “Can the Offer be extended and under what circumstances?”:

•

“if, to the extent all of the conditions to the Offer have been satisfied or waived and the Debt Financing has not been received by the Parent (either directly or through its subsidiaries) and the lenders party to the debt commitment letter have not definitively and irrevocably confirmed to the Parent and the Purchaser that the Debt Financing in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter, the Purchaser will have the right in its sole discretion to extend (or re-extend) the Offer beyond any then-scheduled expiration of the Offer for one or more periods, in consecutive increments of up to ten business days each, the length of each such period to be determined by the Parent in its sole discretion (or such longer period as the Parent and MModal may mutually agree).”

The end of the sixth bullet point of the question of the Summary Term Sheet entitled “What are the most significant conditions to the Offer?” is hereby amended to add the word “and”, and the seventh bullet point of the same question is hereby deleted in its entirety.

The first sentence of the second paragraph of the Introduction is hereby amended and restated in its entirety as follows:

“We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of July 2, 2012, as amended August 2, 2012 (as it may be further amended from time to time, the “Merger Agreement”), by and among the Parent, the Purchaser and MModal.”

The first sentence of the fourth paragraph of the Introduction is hereby amended and restated in its entirety as follows:

“The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition (as described below), (ii) the HSR Condition (as described below) and (iii) the Governmental Authority Condition (as described below).”

The third sentence of the fourth paragraph of the Introduction is hereby deleted in its entirety.

The fifth sentence of the ninth paragraph of the Introduction is hereby amended and restated in its entirety as follows:

“In that case, the consummation of the Merger would be subject to similar conditions as the conditions to the Offer, other than, among other things, the addition of the stockholder approval requirement and the inapplicability of the Minimum Tender Condition.”

The third paragraph of Section 1 of the Offer to Purchase entitled “Terms of the Offer” is hereby amended and restated in its entirety as follows:

“The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the HSR Condition, the Governmental Authority Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

Section 1 of the Offer to Purchase entitled “Terms of the Offer” is hereby amended by adding the following immediately after the fourth paragraph thereof:

“In addition, if, to the extent all of the conditions to the Offer have been satisfied or waived and the Debt Financing (as described below) has not been received by the Parent (either directly or through its subsidiaries) and the lenders party to the Debt Commitment Letter (as described below) have not definitively and irrevocably confirmed to the Parent and the Purchaser that the Debt Financing in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter, the Purchaser will have the right in its sole discretion to extend (or re-extend) the Offer beyond any then-scheduled expiration of the Offer for one or more periods, in consecutive increments of up to ten business days each, the length of each such period to be determined by the Parent in its sole discretion (or such longer period as the Parent and MModal may mutually agree).”

The fourth sentence of the ninth paragraph of Section 1 of the Offer to Purchase entitled “Terms of the Offer” is hereby amended and restated in its entirety as follows:

“Without limiting the generality of the foregoing, if (i) at any then-scheduled expiration of the Offer (A) (x) any Offer condition has not been satisfied or waived or (y) the Debt Financing has not been received by the Parent (either directly or through its subsidiaries) and the lenders party to the Debt Commitment Letter shall not have definitively and irrevocably confirmed to the Parent and the Purchaser that the Debt Financing in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter and (B) no further extensions or re-extensions of the Offer have been duly elected or required, or (ii) the Merger Agreement is terminated, or (iii) there shall exist under applicable law any restriction or legal impediment on the Purchaser’s ability and right to exercise the Top-Up Option and the Purchaser elects to terminate the Offer, then, in each case, the Purchaser shall promptly (and, in any event, within 24 hours following such expiration or termination, but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer.”

The fifth paragraph of Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and restated in its entirety as follows:

“The Purchaser believes that the financial condition of the Parent, the Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) the Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) we have received an Equity Financing commitment and a Debt Financing commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer, (iv) the Offer is not subject to any financing condition and (v) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.”

The following is hereby added after the last paragraph of Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with MModal” under the heading “Background of the Offer”

“On August 2, 2012, the Parent, the Purchaser and MModal entered into Amendment No. 1 to the Merger Agreement.”

The second sentence of Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” under the heading “Merger Agreement” is hereby amended and restated in its entirety as follows:

“We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO and have filed Amendment No. 1 thereto as Exhibit (d)(6) to the Schedule TO, each of which are incorporated herein by reference.”

The first and second bullet points of the third paragraph under the heading “Merger Agreement — The Offer” of Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” are hereby amended and restated in their entirety as follows:

•

“if, at any then-scheduled expiration of the Offer, (i) any Offer Condition shall not have been satisfied or waived, then the Purchaser may and, if requested by MModal, the Purchaser shall, and the Parent shall cause the Purchaser to, extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree), in each case, in compliance with Rule 14e-1(d) promulgated under the Exchange Act; provided, that the maximum number of days that the Offer may be extended pursuant to this clause (i) in circumstances where all of the conditions to the Offer are satisfied other than the Minimum Tender Condition shall be 20 business days; (ii) the Marketing Period has not ended, then the Offer will be automatically extended until the earliest to occur of (A) any business day before or during the Marketing Period as may be specified by Parent on no less than two business days’ prior notice to MModal and (B) the first business day after the final day of the Marketing Period; or (iii) the Offer is required to be extended by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, then the Offer will be automatically extended for the minimum period required by such rule, regulation, interpretation or position; provided, however, that in no event shall the Purchaser be required to extend the Offer pursuant to the foregoing clauses (i), (ii) or (iii) beyond the Termination Date;

•

the Purchaser will also have the right in its sole discretion to extend (or re-extend) the Offer beyond any then-scheduled expiration of the Offer for one or more periods, in consecutive increments of up to ten business days each, the length of each such period to be determined by the Parent in its sole discretion (or such longer period as the Parent and MModal may mutually agree), to the extent all of the conditions to the Offer have been satisfied or waived and the Debt Financing has not been received by the Parent (either directly or through its subsidiaries) and the lenders party to the debt commitment letter have not definitively and irrevocably confirmed to the Parent and the Purchaser that the Debt Financing in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter; and

•

if (i) at any then-scheduled expiration of the Offer, (A) either (x) any Offer Condition shall not have been satisfied or waived, or (y) the Debt Financing shall not have been received by the Parent (either directly or through its subsidiaries) and the lenders party to the Debt Commitment Letter shall not have definitively and irrevocably confirmed to the Parent and the Purchaser that the Debt Financing in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated herein will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter, and (B) no further extensions or re-extensions of the Offer have been duly elected or required pursuant to the terms of the Merger Agreement, or (ii) the Merger Agreement is terminated pursuant to its terms or (iii) there shall exist a Top-Up Impediment and the Purchaser elects to terminate the Offer, then, in each case, the Purchaser shall promptly (and, in any event, within 24 hours following such expiration or termination, but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer, in which case the Purchaser shall promptly return, and shall cause the Depository to return, all tendered Shares to the registered holders thereof.”

The fourth sub-bullet point under the third bullet of the first paragraph under the heading “Merger Agreement — Termination” of Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” is hereby amended and restated in its entirety as follows:

“(A) (x) all the Offer Conditions shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Offer Closing) and the Debt Financing has been received by the Parent (either directly or through its subsidiaries) or the lenders party to the Debt Commitment Letter have definitively and irrevocably confirmed to the Parent and the Purchaser that the Debt Financing in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated herein will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter, in each case, as of the Expiration Date and (y) the Parent shall have failed to effect the Offer Closing promptly (and, in any event, within three business Days) thereafter in accordance with the terms of the Merger Agreement, or (B) (x) all of Offer Conditions shall have been satisfied or waived as of the Expiration Date (without giving effect to any extension of the expiration date due solely to the failure to obtain Debt Financing), (y) the Marketing Period has ended and (z) the Parent shall have failed to effect the Offer Closing promptly (and, in any event, within three business days) after the later of (x) and (y) of this sub clause (B) in accordance with the terms of the Merger Agreement;”

Clause (c) of the first paragraph of Section 15 of the Offer to Purchase entitled “Certain Conditions of the Offer” is hereby amended to add “and” at the end of sub clause (iv).

Clause (d) of the first paragraph of Section 15 of the Offer to Purchase entitled “Certain Conditions of the Offer” is hereby deleted in its entirety and clause (e) of the same paragraph and section is hereby amended and restated as the new clause (d).

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

Item 4 of this Schedule TO is hereby amended and supplemented as follows by amending and supplementing the information set forth in Section 3 of the Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares” by replacing the paragraph under the heading “Determination of Validity” with the following:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties, subject to the rights of tendering holders of Shares to challenge our determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as the Purchaser shall determine. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Our interpretation of the terms of and conditions to the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the rights of tendering holders of Shares to challenge our determination in a court of competent jurisdiction.”

Item 4 of this Schedule TO is hereby amended and supplemented as follows by amending and supplementing the information set forth in Section 4 of the Offer to Purchase entitled “Withdrawal Rights” by replacing the first sentence of the fifth paragraph with the following:

“We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, subject to the rights of tendering holders of Shares to challenge our determination in a court of competent jurisdiction.”

Item 11.	Additional Information.

Regulation M-A Item 1011

Item 11 of this Schedule TO is hereby amended and restated as follows by amending and restating the last sentence in the first paragraph under the heading “Financial Projections” of Section 7 of the Offer to Purchase entitled “Certain Information Concerning MModal” with the following:

“None of the Parent, the Purchaser or MModal or any of their respective affiliates or representatives makes any representation to any stockholder regarding the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.”

Item 11 of this Schedule TO is hereby amended and restated as follows by amending and restating the fourth paragraph under the heading “Financial Projections” of Section 7 of the Offer to Purchase entitled “Certain Information Concerning MModal” with the following:

“In addition, MModal has advised us that the Projections present non-GAAP financial measures under SEC rules, including MModal’s Adjusted EBITDA and Total Unlevered Pre-Tax Free Cash Flow. Adjusted EBITDA and Total Unlevered Pre-Tax Free Cash Flow are non-GAAP metrics used by Mmodal’s management to measure operating performance. Adjusted EBITDA is defined as net income, plus income taxes, interest expense, net, depreciation and amortization, cost of legal proceedings and settlements, acquisition and restructuring charges, share based compensation and realized gain on settlement of foreign currency hedges, excluding other (income) expense. The realized (loss) gain on settlement of foreign currency hedges is a component of other (income) expense. Total Unlevered Pre-Tax Free Cash Flow is defined as Net Increase (Decrease) in Cash, plus cash interest, taxes and debt payments, plus/less other adjustments.

MModal has advised us that it presents Adjusted EBITDA as a supplemental performance measure because MModal believes it facilitates operating performance comparisons from period to period and company to company by backing out the following:

•

potential differences caused by variations in capital structures (affecting interest expense, net), tax positions (such as the impact on periods or companies for changes in effective tax rates), the age and book depreciation of fixed assets (affecting depreciation expense);

•	the impact of non-cash charges; and

•	the impact of acquisition and integration related charges, restructuring charges and certain unusual or nonrecurring items.

MModal has advised us that it presents Total Unlevered Pre-Tax Free Cash Flow as a supplemental performance measure because MModal believes it facilitates unlevered cash flow performance comparisons from period to period and company to company by backing out the following:

•	the contractual obligation for principal payments on MModal’s senior secured and senior subordinated debt;

•	expected cash interest and tax payments; and

•	other adjustments to improve comparability.

Because Adjusted EBITDA and Total Unlevered Pre-Tax Free Cash Flow facilitate internal comparisons of operating performance on a more consistent basis, MModal has also advised us that it uses Adjusted EBITDA and Total Unlevered Pre-Tax Free Cash Flow in measuring its performance relative to that of its competitors. Adjusted EBITDA and Total Unlevered Pre-Tax Free Cash Flow are not measurements of MModal’s financial performance under GAAP and should not be considered in isolation or in lieu of MModal’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

Exhibit No.	Description

(d)(6)	Amendment No. 1 to Agreement and Plan of Merger, dated August 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on August 2, 2012).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2012

LEGEND ACQUISITION SUB, INC.

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Secretary

LEGEND PARENT, INC.

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Secretary

ONE EQUITY PARTNERS V, L.P.

By:	OEP General Partner V, L.P.,
as General Partner

By:	OEP Parent LLC,
as General Partner

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 17, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 2, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 17, 2012.*

(a)(1)(H)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 17, 2012.*

(a)(1)(I)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 24, 2012.*

(a)(5)(A)	Complaint filed by Alan Kahn, on behalf of himself and all other similarly situated, on July 6, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(B)	Complaint filed by Edward Forstein, on behalf of himself and all other similarly situated, on July 9, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(C)	Complaint filed by Scott Phillips, on behalf of himself and all other similarly situated, on July 10, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(D)	Amended Consolidated Verified Class Action Complaint (In re MModal Inc. Shareholder Litigation) filed on July 24, 2012, Court of Chancery of the State of Delaware.*

(b)(1)	Debt Commitment Letter, dated as of July 2, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.*

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of July 26, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, SunTrust Bank and SunTrust Robinson Humphrey, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).*

(d)(2)	Limited Guaranty, dated as of July 2, 2012, by and between One Equity Partners V, L.P. and MModal Inc.*

(d)(3)	Confidentiality Agreement, dated as of April 11, 2012, by and between One Equity Partners IV, L.P. and MModal Inc.*

(d)(4)	Equity Commitment Letter, dated as of July 2, 2012, among One Equity Partners V, L.P., Legend Parent, Inc. and Legend Acquisition Sub, Inc.*

(d)(5)	Support Agreement, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and each of S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC. International Equities (S.A.C. Asia) Limited and S.A.C. Multiquant Fund, LLC.*

(d)(6)	Amendment No. 1 to Agreement and Plan of Merger, dated August 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on August 2, 2012).

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.